                                               Filed Pursuant to Rule 424B3
                                               Registration No. 333-42647

PROSPECTUS



                                21,789,672 SHARES

                       INKINE PHARMACEUTICAL COMPANY, INC.

                                  COMMON STOCK

         This Prospectus relates to up to (i) 19,198,430 shares (the "Original Shares") of common stock, par value $0.0001 per share ("Common Stock"), of InKine Pharmaceutical Company, Inc., a New York corporation ("InKine" or the "Company"), which are held by the selling stockholders named herein under the caption "Selling Stockholders" (collectively, the "Selling Stockholders") and
(ii) up to 2,591,242 shares of Common Stock (the "Warrant Shares," and together with the Original Shares, the "Shares"), which may be acquired from time to time by certain of the Selling Stockholders upon exercise of warrants issued by the Company (the "Warrants"). The Original Shares may be offered from time to time by the selling Stockholders and the Warrant shares may be offered from time to time by certain of the Selling Stockholders following exercise of their Warrants.

         The Selling Stockholders may from time to time sell all or part of the Shares offered hereby in ordinary brokers' transactions on the SmallCap tier of the Nasdaq Stock Market (the "Nasdaq SmallCap Market") at prevailing market prices, or in privately negotiated transactions at negotiated prices, or otherwise. All expenses of registration in connection herewith are being borne by the Company, but all selling and other expenses incurred by any Selling Stockholder will be borne by the Selling Stockholder. The Company will not receive any proceeds from the sale of Shares by the Selling Stockholders.


         The Common Stock is traded on the Nasdaq SmallCap Market under the symbol "INKP." On January 14, 1998, the last reported sale price of the Company's Common Stock, as reported on the Nasdaq SmallCap Market, was $1.25 per share.



        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
             SEE "RISK FACTORS" ON PAGES 6 TO 19 OF THIS PROSPECTUS.


          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
               OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                THE DATE OF THIS PROSPECTUS IS JANUARY 15, 1998



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                              AVAILABLE INFORMATION

         This Prospectus, which constitutes a part of a Registration Statement on Form S-3 (the "Registration Statement"), filed by the Company with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), omits certain information set forth in the Registration Statement. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and the exhibits thereto. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the Commission and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the Commission described below. Statements contained in this Prospectus concerning the provisions of documents are necessarily summaries of such provisions and documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected without charge and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the
Commission: 7 World Trade Center, New York, New York 10048; and Northwestern Atrium Center, 500 West Madison Street, 14th Floor, Chicago, Illinois 60661. Copies of such material may also be obtained in person from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at the prescribed rates. The Company files certain reports and other information electronically with the Commission. The Commission maintains a World Wide Web site that provides access to this information at http://www.sec.gov. InKine's Common Stock is listed and traded on the Nasdaq SmallCap Market. Reports, proxy statements and other information filed by the Company may also be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents, which provide certain information with respect to the Company, are incorporated by reference in this Prospectus:


         1. Annual Report of the Company on Form 10-KSB for the fiscal year ended June 30, 1997, as amended by Form 10-KSB/A filed on January 14, 1998;


         2. Quarterly Report of the Company on Form 10-QSB for the fiscal quarter ended September 30, 1997, as amended by Form 10-QSB/A filed on November 19, 1997;

         3. Proxy Statement of the Company, dated October 7, 1997, as amended;

         4. Current Report of the Company on Form 8-K filed on November 21, 1997, as amended by Form 8-K/A filed on December 3, 1997; and

         5. The description of the Common Stock contained in the Company's registration statement on Form 8-A, including any amendments or reports filed for the purpose of updating such description.

         All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to termination of the offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated by reference or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that the statement is modified or superseded by any other subsequently filed document which is incorporated or is deemed to be incorporated by reference herein. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


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        This Prospectus incorporates documents by reference that are not presented herein or delivered herewith. The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom this Prospectus has been delivered, on the written or oral request of such person, a copy of any and all of the documents referred to above that have been or may be incorporated by reference into this Prospectus and deemed to be part hereof, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. These documents are available upon request from Robert F. Apple, Vice President, Finance and Administration, InKine Pharmaceutical Company, Inc., 425 Park Avenue, New York, NY 10022, telephone (212) 319-8300.


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
                                   THE COMPANY

         The Company's principal executive offices are located at 425 Park Avenue, New York, New York 10022, and its telephone number is (212) 319-8300. The Company changed its name on November 6, 1997 from Panax Pharmaceutical Company Ltd. to InKine Pharmaceutical Company, Inc. and changed its Nasdaq SmallCap Market symbol from PANX to INKP.

                                  RECENT EVENTS


         As previously reported in the Company's reports filed under the Exchange Act, as of November 6, 1997, the Company acquired all the outstanding capital stock of CorBec Pharmaceuticals, Inc. ("CorBec'), a privately owned, development-stage, bio-pharmaceutical company founded in 1993 to discover and develop drugs to treat autoimmune disease, serious infections and asthma/allergy, and Sangen Pharmaceutical Company ("Sangen"), a privately owned, development-stage, bio-pharmaceutical company formed in early 1997 and focused on the development of a potential cancer treatment technology. CorBec's technology, which consists of compounds designed to modulate the immune system, is licensed from the University of Pennsylvania and has been developed in the laboratory of Alan D. Schreiber, M.D., Professor of Medicine and Assistant Dean for Research at the University of Pennsylvania School of Medicine (the "CorBec Technology"). The most advanced product within this family of compounds, CBP-1011, is in Phase III clinical trials for the treatment of idiopathic thrombocytopenic purpura ("ITP"). Sangen's technology consists of specific peptide molecules and a polyclonal antibody developed by Dr. George Tuszynski, Professor of Surgery, Medicine and Pathology at Allegheny University of the Health Sciences, based on a specific thrombospondin receptor, which Dr. Tuszyuski discovered (the "Thrombospondin Technology"). In addition, in early 1997, the Company acquired an exclusive, worldwide license to a tablet form of the aqueous sodium phosphate purgative formula used to clean the colon for any medical purpose and for use as a laxative (the "Purgative Product"), which is in clinical development for colonoscopies. The Company licensed this technology from a partnership of physicians ("ALW Partnership"), including Craig Aronchik, M.D., an attending gastroenterologist and Head of the Endoscopy Unit at Pennsylvania Hospital in Philadelphia and a Clinical Associate Professor of Medicine at the University of Pennsylvania School of Medicine. As of November 6, 1997, certain rights of ALW Partnership to cancel this license lapsed. The acquisitions of CorBec, Sangen and the Purgative Product license are referred to collectively herein as the "Acquisitions."


         On November 18, 1997, the Company completed the third and final closing of a private placement (pursuant to Section 4(a) of, and Rule 506 of Regulation D promulgated under, the Securities Act of 1933) of 17 million shares of common stock at a purchase price of $1 per share for gross proceeds of $17 million and net proceeds (after deducting estimated expenses of $1.1 million) of $15.9 million (the "Private Placement"). The initial closing of the Private Placement occurred as of November 6, 1997 (for 15,613,982 shares of Common Stock) (the "Initial Closing"), and a second closing occurred on November 14, 1997 (for 1,346,018 shares of common stock). The Acquisitions were consummated in connection with the Initial Closing.

         The Shares offered hereby consist of (i) 17,000,000 shares purchased by investors in the Private Placement (the "Private Placement Shares"), (ii) 1,448,430 shares in the aggregate (the "Commission Shares") issued in lieu of certain cash commissions and fees to Aurora Capital Corp., Sunrise Securities Corp., and Shipley-Raidy Capital Partners LP (collectively, the "Placement Agents"), the placement agents for the Private Placement, (iii) 2,044,843 shares (the "Warrant Shares") underlying warrants (to purchase shares of Common Stock for $1 per share) issued to the


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
Placement Agents upon consummation of the Private Placement (the "Placement Agent Warrants"), (iv) 750,000 shares (the "Acquisition Shares") issued to the former stockholders of CorBec as partial consideration for the acquisition of CorBec, plus (v) 546,399 shares (the "Financial Consultant Warrant Shares") underlying warrants (to purchase shares of common stock for approximately $.60 per share) issued to an investment banking firm in October 1995 in connection with the execution of an agreement for financial and business services (the "Financial Consultant Warrants").


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
                                  RISK FACTORS

         This Prospectus contains and incorporates by reference, in addition to historical information, statements by the Company with regard to its expectations as to financial results and other aspects of its business that involve risks and uncertainties and may constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements reflect management's current views and are based on certain assumptions. Actual results could differ materially from those currently anticipated as a result of a number of factors, including, but not limited to, the risks and uncertainties discussed below. In addition to the other information in this Prospectus, prospective investors should carefully consider the following risk factors in evaluating the Company and its business before purchasing shares of the Common Stock offered hereby.

         EARLY STAGE OF DEVELOPMENT; UNCERTAINTY OF PRODUCT DEVELOPMENT; TECHNOLOGICAL UNCERTAINTY. InKine has not completed the development of any product to date. Accordingly, InKine has not begun to market products or generate revenues from the commercialization of any such products. It will be several years, if ever, before the Company may realize significant revenues from product sales or royalties. The Company's technologies and products under development require significant, time-consuming and costly research, development, preclinical studies, clinical testing, regulatory approval and significant additional investment prior to their commercialization, which may never occur. There can be no assurance that the Company's research and development programs will be successful, that its products will exhibit the expected biological results in humans, prove to be safe and efficacious, obtain the required regulatory approvals, demonstrate substantial therapeutic or diagnostic benefit, be commercialized on a timely basis, experience no design or manufacturing problems, be manufactured on a large scale, be economical to market, or that the Company or its collaborators will be successful in obtaining market acceptance of any of the Company's products or generate sufficient revenue to support ongoing research and development programs. To achieve its goals the Company will seek to effect strategic alliances or collaborative arrangements on commercially reasonable terms. No assurance can be given that such arrangements will be available, will be successful, or that the parties with which the Company will establish such arrangements will perform their obligations thereunder. The Company or its collaborators may encounter problems and delays relating to research and development, regulatory approval, manufacturing, marketing and commercialization and obsolescence of product candidates. The failure by the Company to successfully address such problems and delays would have a material adverse effect on the Company's business, financial condition and results of operations.

         ACCUMULATED DEFICIT; CONTINUING LOSSES. InKine has incurred net operating losses since inception of its operations (July 1, 1993) and as of September 30, 1997, had an accumulated deficit of approximately $4.3 million, which has increased to date. InKine anticipates incurring additional losses over at least the next several years and such losses are expected to increase and be substantial as the Company expands its research and development activities. To become profitable, the Company, alone or working in collaboration with others, must successfully develop and commercialize its technologies and products, conduct preclinical studies and clinical trials, obtain required regulatory approvals and successfully manufacture, introduce and market such technologies and related products. The amount of time required to attain profitability is highly uncertain, and there can be no assurance as to the ability of the Company to achieve profitability on a sustained basis, if at all.

         The Acquisitions were treated, for accounting purposes, as "purchases," and the purchase price thereof, which includes cash and the value of shares of Common Stock and options issued as consideration therefor, were substantially in excess of the fair value of the underlying tangible assets.


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
Such excess costs over the estimated fair value of the net assets acquired is treated as purchased research and development and charged to operations at the time of the acquisitions. As a result, there will be a material increase in the Company's net operating loss in the current fiscal year in connection with the Acquisitions. In addition, as of the Initial Closing the Company granted, or committed to grant, options to consultants to acquire an aggregate of 1,595,000 shares of Common Stock, the exercise of which with respect to 950,000 shares will be subject to the satisfaction of product development milestones pertaining to U.S. Food and Drug Administration ("FDA") filings and approvals and the achievement of certain net sales targets. The Company will incur substantial non-cash charges to earnings equal to the fair value of such options, which will be charged to operations at the time such milestones are achieved. Increases in the Company's net operating loss or operating losses per share could have an adverse effect on the Company's ability to secure additional financing.

         ADDITIONAL FINANCING REQUIREMENTS AND ACCESS TO CAPITAL. In order to develop the technology acquired in the Acquisitions, the Company will require substantial additional funds for its research and development programs, including preclinical studies and clinical trials, to seek regulatory approval of its products, to develop manufacturing and distribution capabilities, and to fund the growth that is expected to occur if any of its proposed products are approved for marketing. InKine expects that its capital resources after the consummation of Private Placement will be adequate to fund its operations through fiscal year 2000. No assurance can be given, however, that unanticipated events will not occur that will make the Company's capital resources, insufficient to fund its activities through such date. In any event, the Company expects to require substantial additional capital after such date. The Company's future capital requirements will depend on many factors, including continued progress in its research and development activities, progress with preclinical studies and clinical trials, prosecution and enforcement of patent claims, technological and market developments, the ability of the Company to establish product development arrangements, the cost of manufacturing scale-up and effective marketing activities and collaborative or other arrangements. In order to obtain the substantial additional funds that the Company will require, the Company intends to seek public or private financings, including equity or debt financings, collaborative or other arrangements with corporate partners and others, and other financing mechanisms. Additional equity financings may cause further dilution to current stockholders. No assurance can be given that additional financing will be available when needed, if at all, or on terms acceptable to the Company. If adequate additional funds are not available, the Company will be required to delay, scale back or eliminate all or certain of its research or development activities and marketing efforts, or seek to license to third parties certain products or technologies that the Company would otherwise seek to develop itself.

         PATENTS AND PROPRIETARY RIGHTS; NO ASSURANCE OF ENFORCEABILITY OR COMPETITIVE ADVANTAGE. In general, the patent positions of companies in the biotechnology field are highly uncertain and involve complex legal and factual questions. The most advanced product in the family of compounds comprising the CorBec Technology is CBP-1011. Although it is not patentable, InKine expects this compound will receive protection based on approval for an Orphan Drug indication and that the Company will, as a result, have an exclusive right to commercialize the compound for that particular indication for seven years. No assurance can be given that the compound will in fact receive such protection. The other compounds comprising the CorBec Technology, including a second generation series of compounds called CBP-2011, the Purgative Product and also the Thrombospondin Technology, are the subject of patents and/or patent applications. Although InKine believes that such patents and patent applications will cover the Company's rights to use such technologies and product candidates in the United States, there can be no assurance patents that have been issued, or additional patents, if any, that will issue from pending patent applications, will afford adequate protection against competitors or companies with competitive product candidates or technologies. Patents on the


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
Purgative Product are pending in an application filed under the Patent Cooperation Treaty ("PCT") which designates Europe, Japan and Canada. In addition, the Company has obtained the rights to foreign patents pending and intends to apply for additional patents in foreign jurisdictions covering its products and technologies. No assurance can be given that any additional foreign patents will be issued or, if issued, that they will afford adequate protection against foreign competitors or foreign companies with competitive product candidates or technologies. In addition, there can be no assurance that any domestic or foreign patents issued will not be challenged, invalidated or circumvented, or that the scope of any claims granted thereunder will provide meaningful proprietary protection or competitive advantages to the Company, or, if challenged, that a court will find the patents to be valid and enforceable. To date, there has emerged no consistent policy regarding the breadth of claims that are properly accorded to biotechnology patents. The commercial success of the Company will also depend upon avoiding infringement of patents issued to competitors. InKine has not conducted an independent search to determine the existence of any patents similar to those covering certain compounds comprising the CorBec Technology or covering the Purgative Product or the Thrombospondin Technology and has not received an opinion as to the viability or validity of any of such patents.

         In the United States, patent applications are maintained in secrecy until patents issue, and publications in scientific and patent literature lag behind actual discoveries. In the event a third party has also filed a patent application relating to an invention claimed in a Company patent application, the Company may be required to participate in an interference proceeding overseen by the United States Patent and Trademark Office to determine priority of invention, which could result in substantial uncertainties for, and cost to, the Company, even if the eventual outcome is favorable to the Company. An adverse outcome could subject the Company to significant liabilities to third parties and require the Company to license disputed rights from third parties at undetermined cost or require the Company to cease using the technology.

         The Company's product candidates are still in the development stage, and neither their formulations nor their methods of manufacture have been finalized and thus no assurance can be given that the manufacture, use or sale of the Company's product candidates will not infringe patent rights of others. There can be no assurance that a license will be available to the Company, if at all, upon terms and conditions acceptable to the Company or that the Company will prevail in any patent litigation. Patent litigation is costly and time consuming, and there can be no assurance that the Company will have sufficient resources to pursue such litigation. If the Company does not obtain a license under any such patents held by others, if such infringement claims are found to be valid, or if the Company is not able to have such competing patents declared invalid, the Company may be liable for significant money damages, may encounter significant delays in bringing products to market, or may be precluded from participating in the manufacture, use or sale of products or methods of treatment covered by such patents.

         The Company relies substantially in its product development activities on certain technologies and certain proprietary trade secrets and know-how that are not patentable. Although the Company has taken steps to protect its unpatented trade secrets and know-how, through the use of confidentiality agreements with its employees, consultants and certain of its contractors, there can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach or that the Company's trade secrets will not otherwise become known or be independently developed or discovered by competitors. If the Company's employees, scientific consultants or collaborators develop inventions or processes independently that may be applicable to the Company's product candidates, disputes may arise about ownership of proprietary rights to those inventions and processes. Such inventions and processes will not necessarily become the Company's property, but may remain


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
the property of those persons or their employers. Protracted and costly litigation could be necessary to enforce and determine the scope of the Company's proprietary rights. Failure to obtain or maintain patent and trade secret protection, for any reason, could have a material adverse effect on the Company.

         Certain of the Company's patents may cover inventions developed with funds from United States government agencies or within academic institutions from which the Company earlier acquired rights to such patents. As a result of these arrangements, the United States government or such academic institutions may have rights to certain inventions developed during the course of the performance of federally funded or university sponsored projects, as the case may be, as required by law or agreements with the funding agency or university, respectively, including rights to the royalty-free use, but not sale, of the invention or technology for its own purposes.

         Several bills affecting patent rights have been introduced in the United States Congress. These bills address various aspects of patent law, including publication, patent term, re-examination, subject matter and enforceability. It is not certain whether any of these bills will be enacted into law or what form any new laws may take. Accordingly, the effect of legislative change on the Company's intellectual property estate is uncertain.

         The information contained in this Prospectus concerning patent matters has not been reviewed or opined upon by independent patent counsel.

         DEPENDENCE ON LICENSES OF RIGHTS TO TECHNOLOGY. The Company's rights to the Purgative Product, its rights to certain compounds comprising the CorBec Technology and its rights to the Thrombospondin Technology are held pursuant to license agreements. In addition, the Company anticipates entering into licenses for other product candidates and technologies that may be limited in scope and duration, and may authorize the development and marketing of specified licensed products or technologies for a limited period of time. The license agreements may be terminated prior to their expiration date under certain circumstances, including the Company's failure to comply with product development commitments specified therein.

         The success of licensing arrangements depends on many factors, including the reasonableness of license fees in relation to revenue generated by sales of the licensed products and the viability and potential developmental success of the licensed products. Certain of the Company's licensing arrangements require, and future licensing arrangements may require, specified levels of research and development expenditures by the Company. The inability of the Company to finance any or all of such expenditures could result in the termination of affected licenses, and the termination, cancellation or inability to renew any of its existing licensing arrangements, coupled with the inability to develop and enter into new licensing arrangements, could have a material adverse effect on the Company's financial condition and results of operation.

         The license with respect to the compounds comprising the CorBec Technology (the "CorBec License") may be terminated by the licensor if the Company has not, by June 1998, (i) submitted a product to the FDA for approval,
(ii) offered a product for sale, either directly or through a sublicensee, or
(iii) made continuing reasonable efforts to develop a product for submission for FDA approval or for sale. The CorBec License may also be terminated if the Company fails to make minimum annual royalty payments of $50,000 during 1998 and 1999 and $100,000 thereafter, or fails to fund at least $1,000,000 towards the completion of the CBP-1011 clinical trials.


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         The ALW License, which covers the Purgative Product, may be terminated by the licensor if (a) the Company fails to commit at least $1,000,000 of funding to the development of the Purgative Product for the first two years following the Initial Closing Date, (b) the Company fails to pay, commencing in February 2003, minimum royalties of $100,000 per year whether or not any sales have occurred or (c) there is no commercial sale of the Purgative Product or any product under the ALW License by February 2005. In addition, the Company's rights under the ALW License will no longer be exclusive, and the minimum royalty payment will no longer be due (although decreased actual royalty payments will be due) if there is no valid or enforceable patent on the Purgative Product or any other product under the ALW License.

         The termination of any license or the loss of exclusivity thereunder could have a material adverse effect on the Company's business, financial condition and results of operations.

         DEVELOPMENT OF CORBEC TECHNOLOGY, PURGATIVE PRODUCT AND THROMBOSPONDIN TECHNOLOGY. InKine has acquired the worldwide exclusive rights to the Purgative Product, the CorBec Technology and the Thrombospondin Technology.

         The Company is evaluating a number of product opportunities for the CorBec Technology, including the development of therapeutic products for autoimmune diseases and other diseases, including asthma/allergy and certain serious infectious diseases, which will require strategic alliances with other entities. No assurance can be given regarding the Company's ability to establish such alliances, or the successful timing of the establishment thereof. The compound CBP-1011 is currently in Phase III clinical trials for the treatment of ITP. There can be no assurance that CBP-1011 will prove to be safe and efficacious in clinical trials, or that it will receive the required FDA and other regulatory approvals. Further, even if such approvals are obtained, there can be no assurance that the Company or its collaborators will be able to successfully commercialize CBP-1011.

         The Company is preparing to conduct human clinical trials of the Purgative Product. There can be no assurance that the Company's Purgative Product development program will be successful, that the Purgative Product will prove to be safe and efficacious in clinical trials, that the Purgative Product will obtain the required FDA and other regulatory approvals, that the Purgative Product can be manufactured in commercially required quantities at an acceptable price, or that the Company or its collaborators will be successful in obtaining market acceptance of the Purgative Product. The Company or its collaborators may encounter problems and delays relating to research and development, regulatory approval, manufacturing and marketing of the Purgative Product.

         The Company is evaluating a number of product opportunities for the Thrombospondin Technology, including its use as an agent to inhibit tumor metastasis and as a cancer imaging agent. The Company will seek to expand the research and development of Thrombospondin Technology applications primarily through strategic alliances with other entities. No assurance can be given as to the Company's ability to establish such alliances or the success of the ongoing research concerning the Thrombospondin Technology.

         GOVERNMENT REGULATION; NO ASSURANCE OF PRODUCT APPROVAL; EXTENSIVE CLINICAL TESTING REQUIRED. The research, testing, manufacture, distribution, advertising and marketing of pharmaceutical products are subject to extensive regulation by governmental authorities in the United States and other countries. To date, CorBec has completed Phase I and II clinical trials on CBP-1011 for the treatment of ITP and Phase III clinical trials for this indication are currently in process. There


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
can be no assurance, however, that additional Phase III clinical trials will not be required, including a direct competitive comparison with prednisone.


         Phase IIb clinical trials have been completed as to the Purgative Product, and the Company currently plans to submit an IND (defined below) with respect to this product in the second calendar quarter of 1998. There can be no assurance that such IND will be submitted in accordance with this schedule or at all, and if submitted, that such IND will be accepted. In addition, there can be no assurance that additional Phase IIb clinical trials will not be required.


         Prior to marketing either the compounds derived from the CorBec Technology or the Purgative Product or any other compounds or products to be developed by the Company (including the Thrombospondin Technology), such product candidate or compound must undergo an extensive regulatory approval process required by the FDA and by comparable agencies in other countries. This process, which includes preclinical studies and clinical trials of each compound to establish its safety and efficacy and confirmation by the FDA that good manufacturing practices ("GMP") were maintained during testing and manufacturing, can take many years, requires the expenditure of substantial resources and gives larger companies with greater financial resources a competitive advantage over the Company. The stages involved in the regulatory process generally include (i) preclinical laboratory and animal test, (ii) submission to the FDA of an investigational new drug application ("IND") which must become effective before clinical trials may begin, (iii) adequate and well controlled human clinical trials to establish the safe and efficacy of the drug in question for its intended indication, (iv) submission to the FDA of a new drug application ("NDA") or, in the case of biological products, such as recombinant proteins, a product licensing application ("PLA"), as well as an establishment licensing application ("ELA") and (v) review by the FDA of the NDA or PLA and ELA in order to determine, among other things, whether the drug is safe and effective for its intended uses.

         To date, no NDA has been submitted to the FDA for any product candidate being developed or to be developed by the Company, and the Company has not obtained approval by the FDA or any other regulatory authority for marketing any drug, and there can be no assurance that any such product or compound will ever be so submitted or that FDA approval or approval from any other regulatory authority for any products developed by the Company will be granted on a timely basis, if at all, or that the Company will be able to obtain the labeling claims desired for its products or compounds. The Company is and will continue to be dependent upon the laboratories and medical institutions conducting its preclinical studies and clinical trials to maintain both good laboratory and good clinical practices. Data obtained from preclinical studies and clinical trials are subject to varying interpretations, which could delay, limit or prevent FDA regulatory approval. Delays or rejections may be encountered based upon changes in FDA policy for drug approval during the period of development and FDA regulatory review. Similar delays also may be encountered in foreign countries. Any denials or delays in obtaining the requisite approvals would likely have a material adverse effect on the Company.

         The pharmaceutical regulatory process includes extensive preclinical safety, pharmacological and toxicological testing. This preclinical data is required before the filing of an IND with the FDA to establish safety, efficacy, purity and potency of any investigational pharmaceutical or biological product. With respect to each pharmaceutical or biological product candidate, after an IND has been allowed by the FDA (as to which there can be no assurance) the Company must initially conduct a limited Phase I (safety) study, extensive Phase II studies, followed by a more extensive Phase III study. This testing can take several years and require the expenditure of substantial capital and other resources. There can be no assurance that this testing will be completed on a timely basis or at all.

These delays may be encountered both domestically and abroad. Prior to a company commencing marketing of a pharmaceutical product, it must file an NDA or a Product License Application ("PLA") and an Establishment License Application ("ELA") with the FDA and be issued the appropriate new drug approval or product license and establishment license. An NDA or PLA relates to the product itself, while an ELA is required before product marketing can begin. There can be no assurance that after clinical testing, regulatory approval of an NDA or PLA or an ELA will ever be obtained. Delays or denials of marketing approval are encountered regularly. If obtained, NDA or PLA and ELA regulatory approval may entail limitations on the indicated uses for which any product may be marketed.

         Following regulatory approval, if any, a product and its manufacturer are subject to continuing regulatory oversight and review. Later discovery of problems with a product or its manufacturer may result in restrictions on such product or its manufacturer. These restrictions may include withdrawal of the marketing approval for the product. Further adverse government regulation that might arise from future legislative or administrative action, particularly as it relates to health care reform and product pricing, cannot be predicted. Violation of FDA requirements in general can lead to recall or seizure of products, injunction against production, distribution, sales and marketing, and criminal prosecution, among other sanctions.

         The cost to the Company of conducting extensive human clinical trials for any potential biopharmaceutical or biological product can vary dramatically based on a number of factors, including, but not limited to, the order and timing of clinical indications pursued, the size of the patient population, the number of participating institutions and the number and type of end points subject to data collection. Because of the intense competition in the market in which the Company operates, the Company may have to expend substantial additional funds to obtain access to such resources, or delay or modify its plans significantly. There can be no assurance that the Company will have sufficient resources to complete the required clinical testing, regulatory review and approval process or that the Company could survive the inability to obtain, or delays in obtaining, such approvals. Moreover, there can be no assurance that clinical testing of the Company's product candidates will provide sufficient evidence of safety and efficacy in humans, that regulatory approvals will be granted for any product candidate or that it will be economically feasible for the Company to commercialize any product candidate for which regulatory approval is ultimately granted.

         InKine has not engaged the services of FDA regulatory counsel to review any of the regulatory procedures conducted in the development of the CorBec Technology, the Purgative Product or the Thrombospondin Technology, including without limitation, preclinical studies, clinical trials and correspondence with the FDA in connection therewith. In addition, the information contained in this prospectus concerning government regulatory matters has not been reviewed or opined upon by independent FDA counsel.

         LIMITED CLINICAL TRIAL EXPERIENCE. Before obtaining required regulatory approvals for the commercial sale of its proposed products, the Company must demonstrate through human clinical trials that such products are safe and efficacious for use. The initiation and completion of clinical trials is dependent upon many factors, including the availability of qualified clinical investigators. Delays in initiating and completing clinical trials may result in increased costs of trials and delays in FDA submissions, which could have a material adverse effect on the Company. To date, the Company has limited experience in conducting clinical trials. There can be no assurance that the Company will be able to find appropriate third parties to design and conduct clinical trials or that it will have the resources to hire personnel to administer clinical trials in-house.

         A number of companies in the biotechnology and pharmaceutical industries have suffered significant setbacks in clinical trials, even after showing promising results in earlier studies or trials. There can be no assurance that the Company will not encounter problems in its clinical trials that will cause the Company to delay or suspend such trials, that such testing will ultimately demonstrate the safety or efficacy of such proposed products or that any proposed products will receive regulatory approval on a timely basis, if at all or, if approved, that such proposed products will prove commercially successful.

         NO COMMERCIAL MANUFACTURING CAPABILITY OR EXPERIENCE. To be successful, the Company's products must be manufactured in commercial quantities under GMP requirements prescribed by the FDA and at costs acceptable to the Company. The license of the Purgative Product requires the Company, upon successful development of the Purgative Product, to obtain a supply agreement for the manufacture of a solid dosage form of sodium phosphate under GMP requirements prescribed by the FDA and other governmental agencies. InKine has identified a commercial manufacturer to handle such production upon receiving FDA approval of the product. In addition, CorBec has engaged a commercial manufacturer for the production of CBP-1011. The Company has not yet manufactured any products in commercial quantities and currently does not have the facilities to manufacture any products in commercial quantities under GMP. Therefore, the Company will need to develop its own GMP manufacturing facility and/or depend on collaborators, licensees or contract manufacturers for the commercial manufacture of its products. In the event the Company determines to establish a manufacturing facility, it will require substantial additional funds and will need to hire and retain significant additional personnel and comply with extensive regulations applicable to such a facility. The Company has no experience in such commercial manufacturing, and there can be no assurance that the Company will be able to establish such a facility successfully and, if established, that it will be able to manufacture products in commercial quantities for sale at competitive prices. If the Company determines to rely on collaborators, licensees or contract manufacturers for the commercial manufacture of its products, the Company will be dependent on such corporate partners or other entities for, and will have only limited control over, the commercial manufacturing of its products. There can be no assurance that the Company will be able to enter into any such manufacturing arrangements on acceptable terms, if at all.

         LIMITED MARKETING OR SALES CAPABILITY OR EXPERIENCE. The Company has limited experience in marketing, distributing and selling pharmaceutical products, and will need to develop a sales force or rely on its collaborators or licensees or on arrangements with other third parties to provide for the marketing, distribution, and sales of its products. There can be no assurance that the Company will be able to establish marketing, distribution and sales capabilities or marketing arrangements with third parties to perform such activities on acceptable terms, and such arrangements, if established, may result in a lack of control by the Company over the marketing, distribution and sales of its proposed products. In addition, there can be no assurance that the Company or any third party will be successful in marketing, selling or distributing any products.

         COMPETITION. The biopharmaceutical industry is highly competitive, including the industry segments related to (i) receptor based technologies, which include the CorBec Technology, (ii) purgative agents for clearing the colon, which include the Purgative Product, and (iii) the treatment and prevention of cancer, which includes the Thrombospondin Technology. The Company is likely to encounter significant competition with respect to its product candidates currently under development, including, but not limited to, competition from La Jolla Pharmaceutical Company, GeneLabs Technologies, Inc., IDEC Pharmaceuticals Corporation, Immune Response Corporation, Autoimmune,

Inc. and Anergen, Inc. with respect to the treatment of diseases targeted by the CorBec Technology; Braintree Laboratories, Reedco, Inc. and C.B. Fleet Company, Inc. with respect to the product applications targeted by the Purgative Product; and Boston Life Sciences, Inc. and Entremed, Inc. with respect to the treatment of diseases targeted by the Thrombospondin Technology.

         The Company is pursuing areas of product development in which there is the potential for extensive technological innovation in relatively short periods of time. Substantially all companies which have established positions in the pharmaceutical industry and which compete with the Company in the development of products with applications similar to those of the Company's product candidates, in particular competitors involved in the development of antibody-based and peptide-based products, have substantially greater financial and technological resources and sales and marketing capabilities than the Company, and have significantly greater experience in research and development. Accordingly, the Company's competitors may succeed in developing competitive products more rapidly than the Company and in developing competitive products that are more efficacious and useful and less costly than any that are developed by the Company, and may also be more successful than the Company in manufacturing and marketing such products. Academic institutions, hospitals, governmental agencies and other public and private research organizations are also conducting research and seeking patent protection and may develop competing products or technologies on their own or through joint ventures. There can be no assurance that developments by others will not render products which the Company seeks to develop or technologies it employs noncompetitive or obsolete or that the Company will be able to keep pace with technological developments. Rapid technological change or developments by others may result in the Company's product candidates and potential products becoming obsolete or non-competitive.

         DEPENDENCE ON THIRD-PARTY REIMBURSEMENT; TREND TOWARDS COST CONTAINMENT. Successful sales, if any, of the Company's products in the United States and other countries will depend on the availability of adequate reimbursement from third-party payors such as governmental entities, managed care organizations and private insurance plans. Reimbursement by a third-party payor may depend upon a number of factors, including the payor's determination that use of a product is safe and efficacious, medically necessary, appropriate for the specific patient, cost effective and neither experimental nor investigational. Since reimbursement approval is required from each payor individually, seeking such approvals is a time-consuming and costly process. Third-party payors routinely limit reimbursement coverage and in many instances are exerting significant pressure on medical suppliers to lower their prices. There is significant uncertainty concerning third-party reimbursement for the use of any pharmaceutical product incorporating new technology, and there is no assurance that third-party reimbursement will be available for the Company's products, or that such reimbursement, if obtained, will be adequate. Less than full reimbursement by governmental and other third-party payors for products developed by the Company would adversely affect the market acceptance of these products and would also have a material adverse effect on the Company's business, financial condition and results of operations. Furthermore, health care reimbursement systems vary from country to country, and there can be no assurance that third-party reimbursement will be made available for the Company's products under any other reimbursement system.

         The health care industry is experiencing a trend toward cost containment as government and private third party payors seek to impose lower reimbursement and utilization rates and negotiate reduced payment schedules with service providers. This cost-containment trend may result in reductions in reimbursement rates for products and treatment therapies like those under development by the Company. Further reductions in payments to health care providers or other changes in reimbursement for health care service could have a material adverse effect on the Company once its products, if any, become commercialized. There can be no assurance that the Company will be able to offset successfully any or all of the payment reductions that may occur.


         RISK OF LIABILITY; ADEQUACY OF INSURANCE COVERAGE; RISK OF PRODUCT RECALL. The Company's business may be affected by potential product liability risks which are inherent in the testing, manufacturing and marketing of pharmaceutical and other products proposed to be developed by the Company. There can be no assurance that if the Company's product candidates are developed and marketed, product liability claims will not be asserted against the Company, its collaborators or licensees. The use of products developed by the Company in clinical trials and the subsequent sale of such products is likely to cause the Company to bear all or a portion of those risks. Such litigation claims could have a material adverse effect on the business or financial condition of the Company. The license covering the CorBec Technology requires CorBec to maintain general liability and product liability insurance in amounts not less than $2,000,000 per occurrence and $4,000,000 in the aggregate upon commencement of human clinical trials. InKine currently maintains a product liability policy covering it and its subsidiaries in the amount of $2,000,000 per occurrence and $4,000,000 in the aggregate. To the extent reasonably possible, the Company intends to maintain product liability insurance as, and if, required and in such per-occurrence and aggregate amounts as are believed by the Company to be adequate under the circumstances. There can be no assurance, however, that insurance coverage would be adequate to protect the Company against future claims or that a medical malpractice claim or other claims would not materially and adversely affect the business, prospects, financial condition or results of operations of the Company. Although a majority of the former CorBec stockholders have agreed to indemnify the Company against breaches of certain representations and warranties in the merger agreement between the Company and CorBec (the "CorBec Merger Agreement") such indemnification is limited to the cash and the value of the Company's shares received by those CorBec shareholders under the CorBec Merger Agreement. Furthermore, for indemnification purposes, the Company's shares issued to the CorBec shareholders will be valued as of the dates of issuance thereof and will be subject to a substantial discount. Moreover, there can be no assurance that the Company can obtain sufficient indemnity protection from any collaborators or licensees. In addition, products such as those sold or proposed to be sold by the Company may be subject to recall for unforeseen reasons. Such a recall could have a material adverse effect on the Company and its reputation.


         DEPENDENCE ON KEY MANAGEMENT AND QUALIFIED PERSONNEL. The Company is highly dependent upon the efforts of Leonard S. Jacob M.D., Ph.D., who is the Chairman and Chief Executive Officer of the Company and Taffy J. Williams, Ph.D., who is the President and Chief Operating Officer of the Company. The loss of the services of either of them could impede the achievement of the Company's development objectives. Although the Company has entered into three-year employment agreements with Dr. Jacob and Dr. Williams, neither is prohibited from competing with the Company upon the termination of employment. As a result, although the Company believes that it has provided both of them with sufficient financial incentives to continue their employment with the Company for at least the full period of their respective employment agreements, there can be no assurance that either of them will not terminate his employment sooner and engage in a competing business.

         Due to the specialized scientific nature of the Company's business, the Company is also highly dependent upon its ability to attract and retain other qualified scientific, technical and key management personnel. There is intense competition for qualified personnel in the scientific arenas in which the Company conducts its activities and there can be no assurance that InKine can presently, or that the Company will in the future be able to, attract and retain the qualified personnel necessary for the development of its products and licenses and its expansion into areas and activities requiring additional expertise. In addition, the Company's ability to expand into areas requiring additional skill and expertise, such as sales and marketing capability, will require the addition of new management personnel and the development of additional expertise by existing management personnel. The loss of, or failure to recruit, key scientific, technical, sales and marketing and managerial personnel could have a material adverse effect on the Company.

         LIMITED PERSONNEL; DEPENDENCE ON CONTRACTORS; POTENTIAL CONFLICT. InKine relies, in substantial part, and for the foreseeable future the Company will rely, on certain independent contractors, independent organizations, advisors and consultants who are employed on a part-time basis to provide certain services, including substantially all aspects of manufacturing, regulatory approval and clinical management. The provision of such services on a part-time basis presents potential conflicts of interest with respect to other professional or employment positions such contractors may hold, including conflicts as to availability, interest and loyalty, and could result in material detriment to the Company should such conflicts be resolved against the Company's best interest. No assurance can be given that the services of independent contractors, organizations, advisors and consultants will be available to the Company on a timely basis. The Company's advisors and consultants generally sign agreements that provide for confidentiality of the Company's proprietary information. However, there can be no assurance that the Company will be able to maintain the confidentiality of the Company's technology, the dissemination of which could have a material adverse effect on the Company's business.

         RELOCATION OF FACILITY; DUPLICATION OF RENT OBLIGATIONS. InKine is in the process of relocating its office facilities to the Philadelphia area from New York City. The present facility is held under a sublease expiring in April 2000 and which provides for an annual rent of $193,500, plus insurance, taxes and maintenance. To the extent the Company is not successful in having its lease obligation terminated or materially reduced through an assignment or sublease, the Company will be required to bear 100% of the remaining rental term, which is material, while bearing the rental expense for its Philadelphia area facility.

         RISKS ASSOCIATED WITH ACQUISITIONS. One of the Company's strategies is to acquire, or acquire rights to develop and commercialize, additional pharmaceutical products and product candidates to expand its pipeline of commercially viable pharmaceutical products. While the Company may accomplish such objectives by entering into licensing arrangements with the owners of certain patents and proprietary technology, such as with respect to the Purgative Product, the Company may also acquire established businesses, such as it did in the case of CorBec, through business acquisitions including, without limitation, corporate mergers, for the purpose of acquiring the rights to product candidates and products. There can be no assurance that the Company will be able to effect any acquisition on terms believed to be favorable to the Company, or successfully integrate into its operations any business it may acquire. Under New York law, various forms of business combinations can be effected without stockholder approval and, accordingly, the Company's stockholders likely will not receive or otherwise have the opportunity to evaluate any financial or other information which may be made available to the Company in connection with any future acquisition and must rely entirely upon the ability of management in selecting, structuring and consummating acquisitions that are consistent with the Company's business objectives. Although the Company will endeavor to evaluate the risks inherent in a particular acquisition, there can be no assurance that the Company will properly ascertain or assess all significant risk factors prior to consummating any acquisition.

         RAPID GROWTH. The Company intends to actively pursue a strategy of growth and will seek to expand the number of product candidates which it is currently developing and possibly acquire new products. In the event of rapid growth in the Company's operations, the Company will require additional personnel, and may need to improve the Company's operational, financial and management information systems. The hiring of such additional personnel and improvements to the Company's existing systems will require the expenditure of additional funds. In the event the Company's funds available for expansion and acquisitions are fully expended or otherwise are not sufficient or become insufficient to cover such expenditures, the Company will be required to raise additional funds to support such expansion. In addition, since the Company has limited experience in marketing, distributing and selling pharmaceutical products, it may experience difficulty in managing such growth in its operations. There can be no assurance that the Company will be able to obtain the personnel required to achieve such growth or that the Company will be able to obtain and maintain all regulatory approvals and comply with all applicable laws, regulations and licensing requirements which may be necessary as a result thereof.

         POTENTIAL VOLATILITY OF MARKET PRICE OF COMMON STOCK; LOW TRADING VOLUME. The Common Stock trades on the Nasdaq SmallCap Market. The market price of the Common Stock, like that of many other development-stage public pharmaceutical or biotechnology companies, has been highly volatile and may remain so for the foreseeable future. Factors such as announcements of technological innovations or new commercial products by the Company or its competitors, disclosure of results of preclinical and clinical testing, adverse reactions to products, governmental regulation and approvals, developments in patent or other proprietary rights, public or regulatory agency concerns as to the safety of products developed by the Company, litigation and general market conditions may have a significant adverse effect on the market price of the Common Stock. In addition, in general, the Common Stock has been thinly traded on the Nasdaq SmallCap Market, which may affect the ability of the Company's stockholders to sell shares of the Common Stock in the public market. There can be no assurance that a more active trading market will develop in the future.

         MAINTENANCE OF LISTING; POSSIBLE DELISTING OF SECURITIES FROM NASDAQ SYSTEM; AND RISK OF LOW-PRICED STOCKS. In order to maintain a listing of common stock on the Nasdaq SmallCap Market, a company must maintain (i) net tangible assets of at least $2 million or $35 million of market capitalization or $500,000 of net income in the latest fiscal year or two of the last three fiscal years; (ii) a public float of 500,000 shares or more; (iii) market value of public float of at least $1,000,000; (iv) a minimum bid price of $1.00 per share; (v) a minimum of two market makers; and (vi) at least 300 round lot shareholders; and (vii) meet certain corporate governance requirements. No assurance can be given that the Company will be able to maintain the standards for continued listing and that the securities will not be delisted from the Nasdaq SmallCap Market. In the event of any such delisting, trading, if any, would thereafter be conducted in the over-the-counter market on an electronic bulletin board established for securities that do not meet the Nasdaq listing requirements or in what are commonly referred to as the "pink sheets." As a result, an investor would then find it more difficult to dispose of, or to obtain accurate quotations as to the price of, the Company's securities. If the Common Stock were delisted from the Nasdaq SmallCap Market, and if it traded at prices below $5.00 per share, it would also be subject to so-called "penny stock" rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase and must have received the purchaser's written consent to the transaction prior to sale. Consequently, delisting from the Nasdaq SmallCap Market, if it were to occur, could affect the ability of broker-dealers to sell the Common Stock and the ability of the Company's stockholder to sell their securities in the secondary market. The National Association of

Securities Dealers, Inc. ("NASD") has proposed listing and maintenance requirements that are more rigorous than those currently in effect. There can be no assurance that such new listing and maintenance requirements, if implemented, will not have a material adverse impact on the Company.

        SHARES ELIGIBLE FOR FUTURE SALE; EFFECT ON ABILITY TO RAISE CAPITAL. Of the 22,703,174 shares of Common Stock outstanding 19,731,354 shares (including 18,448,430 Original Shares offered pursuant to this Prospectus) have been registered under the Securities Act and are freely tradable, not subject to any restrictions, either under securities laws or under lock-up or other agreements, and 2,090,602 shares are eligible for sale pursuant to Rule 144 under the Securities Act, subject, in the case of affiliates of the Company, to volume limitations. The remaining 750,000 Original Shares issued as consideration in the CorBec acquisition have been registered under the Securities Act and will be eligible for sale without restriction two months after the date of this Prospectus (upon the expiration of a lock-up agreement). An additional 125,000 shares issued in connection with the license of the Thrombospondin Technology will be eligible for sale under Rule 144 on November 6, 1998, subject to volume limitations, and on an unrestricted basis on November 6, 1999. Further, the following shares have been registered for resale without restriction pursuant to this Prospectus when issued upon the exercise of currently exercisable warrants: (i) 2,044,843 shares underlying warrants issued to the Placement Agents; and (ii) 546,399 (after anti-dilution adjustment) shares underlying a warrant issued to an investment banking firm in October 1995. An additional (i) 1,958,354 shares reserved for issuance upon the exercise of the IPO Warrants, after giving effect to anti-dilution adjustment, issued in the Company's IPO (ii) 2,574,949 shares reserved for issuance upon exercise of options granted under the Company's Stock Option Plan (including 1,771,182 options held by Dr. Williams, the Company's President and Chief Operating Officer, who is subject to a lock-up agreement until November 6, 1998 (the "Management Lock-Up")), (iii) 1,945,000 shares reserved for issuance upon exercise of options granted under the Company's Consultant Stock Option Plan, and (iv) 2,056,773 shares reserved for issuance upon exercise of options granted to Dr. Jacob, the Company's Chairman and Chief Executive Officer, who is subject to the Management Lock-Up (excluding an option covering 15,000 shares granted to Dr. Jacob under the Company's Stock Option Plan and an option covering 300,000 shares granted to Dr. Jacob in connection with the Company's acquisition of Sangen) have been, or are intended to be, registered under the Securities Act. An additional 2,126,118 shares are reserved for issuance upon exercise of options to be granted under the Stock Option Plan and Consultant Stock Option Plan, all of which are contemplated to be registered under the Securities Act.

         Many of the foregoing options and warrants are likely to be exercised at a time when the Company might be able to obtain additional equity capital on more favorable terms. The exercise of such instruments and sale of the underlying shares could have a material adverse effect on the Company's ability to raise new equity capital. In addition, while those options and warrants are outstanding, they may adversely affect the terms on which the Company could obtain capital. The Company cannot predict the effect, if any, that market sales of Common Stock, the exercise of options or warrants, or the availability of such Common Stock for sale will have on the market price prevailing from time to time. Furthermore, certain holders of the Company's securities have the right to cause the Company to register their Common Stock under the Securities Act in the future, which could cause the Company to incur substantial expense, could affect the Company's ability to raise capital and also materially and adversely affect the prevailing market price of the Common Stock.

         VARIABILITY OF QUARTERLY RESULTS OF OPERATIONS. The Company's operating results may be subject to significant fluctuations due to several factors including the consummation of acquisitions, the timing of research and development expenditures, the timing of successful product development, if any, the timing of new product announcements, if any, and the release, if any, of new products by the

Company and its competitors. The Company has, to date, operated at a loss. Progress, if any, as to development and commercialization of products, and the commencement and extent of sales, cannot be predicted and may vary from quarter to quarter.

         ANTI-TAKEOVER CONSIDERATIONS. The Certificate of Incorporation of the Company has been amended to authorize 5,000,000 shares of "blank check" Preferred Stock, which may be issued without shareholder approval (provided that issuances during the 18 months following the closing of the Private Placement shall require approval of the holders of a majority of the Shares) and with such designations, rights and preferences as are determined by the Board of Directors. The Board of Director's authority to issue and fix the rights and preferences of such stock, together with certain provisions of New York law as to transactions with beneficial holders of 20% of the outstanding voting shares of a corporation, may have the effect of delaying, deterring or preventing a change in control of the Company, may discourage bids for the Common Stock at a premium over the market price and may adversely affect the market price, and the voting and other rights of the holders of the Common Stock.

         NO DIVIDENDS. InKine has not paid cash dividends on its Common Stock since its inception and the Company does not intend to pay any dividends on its Common Stock in the foreseeable future.

                              SELLING STOCKHOLDERS

         The Shares being sold by the Selling Stockholders pursuant to this Prospectus include (i) the Private Placement Shares, (ii) the Commission Shares,
(iii) the Acquisition Shares, (iv) the Warrant Shares, and (v) the Financial Consultant Warrant Shares. Certain of the Commission Shares and Warrant Shares are held and are being offered pursuant to this Prospectus by designees of the Placement Agents (which designees may include the Placement Agents' employees, account executives and registered representatives and/or selected dealers that are members of the NASD).

         The Company and the Placement Agents are parties to a Sales Agency Agreement pursuant to which the Company delivered to the Placement Agents, as compensation in connection with the Private Placement, the Commission Shares, the Placement Agent Warrants and cash payment of $660,000. Pursuant to the Sales Agency Agreement, the Company has agreed to indemnify the Placement Agents against certain liabilities, including liabilities under the Securities Act. Further, the Company has agreed that, if so requested by the Placement Agents, the Company will permit one person designated by the Placement Agents and acceptable to the Company to observe any and all meetings of the Board of Directors of the Company until March 31, 1998. The Company also has agreed with Sunrise Capital Corp. not to sell additional securities for a period of 18 months after the final closing of the Private Placement without the written consent of Sunrise Capital Corp., which consent will not be unreasonably withheld.

         The following table sets forth certain information as of December 16, 1997 (and as adjusted to reflect the sale of all of the Shares) with respect to the ownership of the Company's outstanding common stock by the Selling
Stockholders:


                                                                   SHARES                 PERCENTAGE OF
                                                 SHARES            OFFERED                SHARES OWNED
        SELLING STOCKHOLDERS                     OWNED(1)          HEREBY(2)              AFTER OFFERING
        --------------------                     ---------         ---------              --------------
Biotechnology Development Fund, L.P.             1,500,000         1,500,000                     *

Veron International Ltd.                         1,500,000         1,500,000                     *

BT Holdings (New York), Inc.                     1,000,000         1,000,000                     *

The Aries Trust                                    629,800           629,800                     *

Oxford Bioscience Partners II L.P.                 571,620           571,620                     *

D.H. Blair & Co., Inc.                                   0           546,399(3)                  *

Canadian Imperial Holding Inc.                     500,000           500,000                     *

Alfa Mutual Insurance                              500,000           500,000                     *

Bernard J. Korman                                  500,000           500,000                     *

Lisa Low as custodian for
  Gabriel Low                                      447,473           447,473                     *

                                                                   SHARES                 PERCENTAGE OF
                                                 SHARES            OFFERED                SHARES OWNED
        SELLING STOCKHOLDERS                     OWNED(1)          HEREBY(2)              AFTER OFFERING
        --------------------                     ---------         ---------              --------------
Oxford Bioscience Partners (Bermuda)
II Limited Partnership                             428,380          428,380                        *

Porter Partners, LP                                400,000          400,000                        *

Sonz Partners, L.P.                                400,000          400,000                        *

Howard P. Milstein                                 400,000          400,000                        *

Richard B. Stone                                   286,320          371,143(4)                     *

Family Trust of Nathan A. Low
dated 4/12/96                                            0          354,605(5)                     *

Trenton Small Cap Fund                             325,000          325,000                        *

Aries Domestic Fund, LP                            310,200          310,200                        *

Alfa Mutual Fire Insurance                         300,000          300,000                        *

Sunrise Securities Corp.                           275,000          275,000                        *

Pine Street Asset Management, LP                   267,000          267,000                        *

DC Investment Partners Opportunity
    Fund, LP                                       250,000          250,000                        *

Highbridge International LDC                       250,000          250,000                        *

October 1983 Trust f/b/o Jesselson
    Grandchildren                                  250,000          250,000                        *

York Investment Ltd.                               240,000          240,000                        *

Hillman Medical Ventures 1993 L.P.                 238,718          238,718(6)                     *

Kevin J. Raidy                                           0          225,000(5)                     *

Alfa Life Insurance                                200,000          200,000                        *

HCA Enterprises Worldwide, LLC                     200,000          200,000                        *

A. Baron Cass III                                  200,000          200,000                        *

Joseph Giamanco                                    200,000          200,000                        *

Alexander Mitchell                                 200,000          200,000                        *

Robert L. Swisher, Jr.                             200,000          200,000                        *

                                                    SHARES     PERCENTAGE OF
                                         SHARES     OFFERED    SHARES OWNED
  SELLING STOCKHOLDERS                   OWNED(1)   HEREBY(2)  AFTER OFFERING
  --------------------                   ---------  ---------  --------------

Christopher Lenzo                         200,000    200,000       *

Curran Partners L.P.                      200,000    200,000       *

Sands Partnership #1 Money Purchase
    Pension Plan                          200,000    200,000       *

Paul Scharfer                              95,141    179,964(4)    *

Dwight Miller                              95,141    179,964(4)    *

Jeff Eliot Margolis                             0    169,220(5)    *

Avner Hacohen                                   0    161,925(5)    *

York Capital Management, L.P.             160,000    160,000       *

Nader Tavakoli                            150,000    150,000       *

Scott Hillstrom                           128,000    128,000       *

Michael G. Jesselson 12/18/80 Trust       125,000    125,000       *

John W. Holley Trustee,
  John W. Holley Grantor Trust            125,000    125,000       *

Hillman Medical Ventures 1995 L.P.        124,132    124,132(6)    *

Samuel R. Shipley                               0    116,500(5)    *

Plexus Ventures, Inc.                     116,077    116,077(6)    *

Bradley J. Ackerman                             0    113,500(5)    *

Marc L. Seelenfreund                       80,678    112,487(7)    *

Shipley Raidy Capital Partners, LP        107,198    107,198       *

Hillman Medical Ventures 1996 L.P.        101,453    101,453(6)    *

Eric M. Javits 1984 Irrevocable Trust,    100,000    100,000       *
  Charles F. Faddis, as Trustee

EDJ Limited                               100,000    100,000       *

Daniel German                             100,000    100,000       *

James J. Cotter                           100,000    100,000       *

Jeffrey Markowitz                         100,000    100,000       *

                                                    SHARES     PERCENTAGE OF
                                         SHARES     OFFERED    SHARES OWNED
  SELLING STOCKHOLDERS                   OWNED(1)   HEREBY(2)  AFTER OFFERING
  --------------------                   ---------  ---------  --------------


MDBC Capital Corp.                     100,000       100,000       *

The Alan W. Steinberg L.P.             100,000       100,000       *

State Capital Partners                 100,000       100,000       *

Kembar Group, LP                       100,000       100,000       *

Matthew I. Rebold                      100,000       100,000       *

Aurora Capital Corp.                         0       100,000(5)    *

Alan D. Schreiber, M.D                  90,893(8)     90,893(6)    *

Ray Rivers                              47,571        89,982(9)    *

JIBS Equities                           75,000        75,000       *

Dr. James Lafferty                      75,000        75,000       *

Joseph C. Roselle                       75,000        75,000       *

David Stone                             75,000        75,000       *

Leonard Makowka                         75,000        75,000       *

David S. Hannes                         71,000        71,000       *

The Norwest Bank North Dakota, N.A
  as Trustee of the Conmy, Feste,
  Bossart, Hubbard and Corwin, Ltd.
  401(k) Profit Sharing Plan and Trust
  f/b/o Charles A. Feste                73,000        70,000       *


Lawrence Zaslow                         25,786        66,197(9)    *

John Gallagher                          23,785        66,196(9)    *

Europa International                    64,350        64,350       *

Valor Capital Management L.P.           64,350        64,350       *

Sunrise Foundation Trust                64,000        64,000       *

Stanley Bienenfeld                      60,000        60,000       *

Dr. Morton Seelenfreund                 60,000        60,000       *

David Bartash                                0        60,000(5)    *

                                                       SHARES     PERCENTAGE OF
                                            SHARES     OFFERED    SHARES OWNED
  SELLING STOCKHOLDERS                      OWNED(1)   HEREBY(2)  AFTER OFFERING
  --------------------                      ---------  ---------  --------------


Trustees of the University of
    Pennsylvania                              55,087    55,087(6)     *

Quiltex Co. Profit Sharing Trust              55,000    55,000        *

Bank Austria (Switzerland) Ltd., Zurich       50,000    50,000        *

R.L.H. Options, Inc.                          50,000    50,000        *

David Balser                                  50,000    50,000        *

Michael E. Lewis & Jill M. Roberts-Lewis,
    JTWROS                                    50,000    50,000        *

David H. Feinberg                             50,000    50,000        *

Jerry Heymann                                 50,000    50,000        *

John S. Lemak                                 50,000    50,000        *

Alan J. Rubin                                 50,000    50,000        *

Nachum Stein                                  50,000    50,000        *

Nobukuni Taneya                               50,000    50,000        *

Jackson Hole Investments Acquisitions L.P.    50,000    50,000        *

Carl F. Steinfield                            50,000    50,000        *

Eric M. Hecht                                 50,000    50,000        *

William Jeffery III                           50,000    50,000        *

Isaac Michalovsky                             50,000    50,000        *

John W. Holley & John D. Holley
Co-Trustees, Barbara Holley
Art VII U/A/D 6/2/83                          50,000    50,000        *

Derek Caldwell                                     0    50,000(5)     *

Alan Swerdloff                                10,000    49,189(10)    *

Ronald M. Urvater                                  0    47,700(5)     *

Carlin Equities Corp. Profit Sharing Plan     45,000    45,000        *

Robert Fuchs                                  45,000    45,000

                                                       SHARES     PERCENTAGE OF
                                            SHARES     OFFERED    SHARES OWNED
  SELLING STOCKHOLDERS                      OWNED(1)   HEREBY(2)  AFTER OFFERING
  --------------------                      ---------  ---------  --------------


Mitchel Sutin                                    0      43,313(5)     *

Balestra Capital Partners, L.P.             40,300      40,300        *

Bruce N. & Jacqueline A. Barron
    JTW/ROS                                 40,000      40,000        *

Alan Cohen                                  40,000      40,000        *

Robert Cohen                                40,000      40,000        *

Preston Tsao                                 8,066      37,161(11)    *

Honey Myers                                 35,000      35,000        *

Glenn Fuhrman                               30,000      30,000        *

Lewis H. Erlicht and/or Wilma S. Erlicht    30,000      30,000        *

David M. Israel                             30,000      30,000        *

Stephen L. Ross                                  0      30,000(5)     *

Lorne Caplan                                14,271      26,994(12)    *

R. Scott Bowers                             25,000      25,000        *

Pramod Rustagi                              25,000      25,000        *

Alison E. Shimer                            25,000      25,000        *

Michael Adam Balser                         25,000      25,000        *

Judson Cooper                               25,000      25,000        *

Ilan Kaufthal                               25,000      25,000        *

Robert W. Kiley                             25,000      25,000        *

Joshua D. Schein                            25,000      25,000        *

Radix Associates                            25,000      25,000        *

Rutgers Casualty Insurance Co.              25,000      25,000        *

Kentucky National Insurance Company         25,000      25,000        *

Penn Footware Retirement Trust              25,000      25,000        *

                                                       SHARES     PERCENTAGE OF
                                            SHARES     OFFERED    SHARES OWNED
  SELLING STOCKHOLDERS                      OWNED(1)   HEREBY(2)  AFTER OFFERING
  --------------------                      ---------  ---------  --------------


Barbara Wilson Holley and John W.
    Holley Co-Trustees, Barbara Wilson
    Holley Revocable Trust dated 7/31/96    25,000       25,000       *

Charles F. Faddis                           25,000       25,000       *

Foster & Foster                             25,000       25,000       *

Alan L. Sarroff                             25,000       25,000       *

Robert Ty Howard and Melanie Shepherd
    Howard, JTWROS                          25,000       25,000       *

Penn Footwear Corporation                   25,000       25,000       *

Penn Footwear Retirement Trust              25,000       25,000       *

William Davidowitz                          25,000       25,000       *

Davidowitz Foundation                       25,000       25,000       *

ODIN Partners LP                            25,000       25,000       *

Paul Dauber                                 20,000       20,000       *

Richard C.E. Morgan                         20,000       20,000       *

Stefanie Rubin                              20,000       20,000       *

Bishop Rosen & Co., Inc.                         0       18,562(5)    *

James E. Schwalbe                           15,000       15,000       *

Jeremy Schwalbe                             15,000       15,000       *

Christopher Scott                           15,000       15,000       *

Carl Goldfischer                            15,000       15,000       *

Jonathan E. Gold                            15,000       15,000       *

Kenneth Hecht                               15,000       15,000       *

Michael Sabeh                               15,000       15,000       *

Andrea P. Thau O.D. Profit Sharing Plan     15,000       15,000       *

Nir Hacohen                                      0       15,000(5)    *

                                               SHARES     PERCENTAGE OF
                                    SHARES     OFFERED    SHARES OWNED
  SELLING STOCKHOLDERS              OWNED(1)   HEREBY(2)  AFTER OFFERING
  --------------------              ---------  ---------  --------------


Estate of James H. Boyle              14,685    14,685(6)    *

Maozdiam Int'l Corporation            10,000    10,000       *

Chris N. Prince 1994 Trust            10,000    10,000       *

Gary and Gina Abrams                  10,000    10,000       *

Phyllis Swerdloff                     10,000    10,000       *

C. Seth Cunningham                    10,000    10,000       *

Paul Erlicht and/or Wilma Erlicht     10,000    10,000       *

Jamie Erlicht and/or Wilma Erlicht    10,000    10,000       *

Todd Gelman                           10,000    10,000       *

Gary Greengrass                       10,000    10,000       *

Evan Malik                            10,000    10,000       *

Miriam W. Sheftel                     10,000    10,000       *

Stuart Fuchs                               0     7,500(5)    *

Carol Adaman                               0     6,000(5)    *

Jong-Gu Park, Ph.D                     5,970     5,970(6)    *

Albert W. Kruger III                       0     5,000(5)    *

Herbert Aber & Elaine Aber JTWROS      5,000     5,000       *

Robert J. Bertoldi                     5,000     5,000       *

Betty Bergen                           5,000     5,000       *

Jerard I. Bronfman                     5,000     5,000       *

Bradford J. Magaro                     5,000     5,000       *

Harvey A. Goralnick                        0     5,000(5)    *

Kathleen D. Raidy                          0     5,000(5)    *

John F. and Marybeth Raidy                 0     5,000(5)    *

Mark Roffman, Ph.D.                    2,985     2,985(6)    *

                                                       SHARES     PERCENTAGE OF
                                          SHARES       OFFERED    SHARES OWNED
  SELLING STOCKHOLDERS                    OWNED(1)     HEREBY(2)  AFTER OFFERING
  --------------------                    ---------    ---------  --------------

Eric L. Sichel, M.D                           0           2,500(5)         *

Hunter College Elementary School              0           2,000(5)         *

University of Rochester f/b/o                 0           2,000(5)         *
William E. Simon Graduate School of
Business Administration

University of Rochester f/b/o
The College                                   0           2,000(5)         *

Barry Ackerman                                0           1,000(5)         *

A. Trevor Ackerman                            0           1,000(5)         *

Ryan Ackerman                                 0           1,000(5)         *
                                     ----------     ----------
                  Total              19,203,430      21,789,672
                                     ==========      ==========


-------------------------------------
* Represents ownership of less than 1% of the outstanding shares of the Company's Common Stock.

(1) Excludes the Warrant Shares. All the Placement Agent Warrants are currently exercisable.

(2) Includes the Warrant Shares. The holders of the Acquisition Shares have agreed with the Company not to sell the Acquisition Shares until two months after the date of this Prospectus (the "two-month lock-up").

(3) Consists solely of Financial Consultant Warrant Shares. The Financial Consultant Warrants are currently exerciseable.

(4)      Includes 84,823 Warrant Shares.

(5)      Consists solely of Warrant Shares.

(6)      Subject to the two-month lock-up.

(7)      Includes 31,809 Warrant Shares.

(8) Excludes 120,000 shares covered by options that are not currently exerciseable.

(9)      Includes 42,411 Warrant Shares.

(10)     Includes 39,189 Warrant Shares.

(11)     Includes 29,095 Warrant Shares.

(12)     Includes 12,723 Warrant Shares.

                             PLAN OF DISTRIBUTION

         The shares of Common Stock covered by this Prospectus are being registered by the Company for the accounts of the Selling Stockholders. The Company will pay all expenses of registering the Shares (provided that the Company will not be liable for any stock transfer taxes or for any legal fees or expenses of any Selling Stockholder to effect the sale of Shares). The Company will not receive any of the proceeds from sales of the Shares by any of the Selling Stockholders. As of the date of this Prospectus, the Company understands that none of the Shares will be offered through underwriters.

         The Shares may be offered and sold by the Selling Stockholders pursuant to this Prospectus from time to time through one or more brokers or dealers or through privately negotiated transactions or otherwise, at market prices prevailing at the time of sale or at prices otherwise negotiated. In connection therewith, brokerage commissions may be paid or discounts allowed that will not exceed those customary in the types of transactions involved. The Selling Stockholders and participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act, and commissions or discounts or any profit realized on the sale of the Shares received by a Selling Stockholder or any such broker or dealer may be deemed to be underwriting commissions or discounts within the meaning of the Securities Act. As of the date of this Prospectus, the Company understands that none of the Selling Stockholders has any agreement, arrangement or understanding with any brokers or dealers concerning the distribution of the Shares. The Company has agreed to indemnify the Selling Stockholders against certain liabilities under the Securities Act of 1933.

                                LEGAL MATTERS

         The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Saul, Ewing, Remick & Saul LLP, Philadelphia, Pennsylvania.

                                   EXPERTS

         The financial statements of the Company contained in the Company's annual report on Form 10-KSB for the fiscal year ended June 30, 1997, incorporated by reference in this Prospectus, have been audited by Richard A. Eisner & Company, LLP, independent auditors, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

         The financial statements of CorBec Pharmaceuticals, Inc. as of December 31, 1996 and 1995 and for the years then ended and for the period from inception (June 11, 1993) to December 31, 1996, incorporated by reference in this Prospectus and elsewhere in the Registration statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. Reference is made to their report, which includes an explanatory paragraph regarding CorBec Pharmaceuticals, Inc.'s ability to continue as a going concern.

      No dealer, salesman or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Selling Stockholders. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy to any person in any jurisdiction in which such offer or solicitation would be unlawful or to any person to whom it is unlawful. Neither the delivery of this Prospectus nor any offer or sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company or that information contained herein is correct as of any time subsequent to the date hereof.

                                TABLE OF CONTENTS


                                                                        Page

Available Information ................................................   2
Incorporation of Certain Documents
  by Reference .......................................................   2
The Company ..........................................................   4
Recent Events ........................................................   4
Risk Factors .........................................................   6
Selling Stockholders .................................................  20
Plan of Distribution .................................................  29
Legal Matters ........................................................  29
Experts ..............................................................  29



                                21,789,672 Shares




                       INKINE PHARMACEUTICAL COMPANY, INC.







                                  Common Stock


                                 --------------

                                   PROSPECTUS

                                 --------------















                                January 15, 1998